Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
April 19, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Parker Morrill

Re:	Tesoro Logistics LP Registration Statement on Form S-1 Registration File No. 333-171525
Dear Mr. Morrill:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Tesoro Logistics LP Preliminary Prospectus dated April 12, 2011, through the date hereof:
     Preliminary Prospectus dated April 12, 2011
     12,000 copies to prospective Underwriters, institutional investors, dealers and others.
     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request of Tesoro Logistics LP for acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-171525) as filed on January 4, 2011, as amended, so that it becomes effective at 3:00 p.m. (Washington, D.C. time) on April 19, 2011, or as soon as possible thereafter.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. WELLS FARGO SECURITIES, LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Alan Boswell

Name: Alan Boswell
Title: Vice President